NOTE 12: REPORT OF THE ORINDA SKYVIEW FUNDS' SPECIAL SHAREHOLDER MEETING AND SUBSEQUENT EVENTS

At a special meeting of shareholders held on August 15, 2014, shareholders of each of the Orinda SkyView Multi-Manager Hedged Equity Fund (the "Hedged Equity Fund") and Orinda SkyView Macro Opportunities Fund (the "Macro Fund") (each a "Fund," together, the "Funds") voted on the following: Proposal 1) a new investment advisory agreement between Vivaldi Asset Management, LLC ("Vivaldi") and Advisors Series Trust (the "Trust") for Vivaldi to become investment adviser to the Funds; and Proposal 2) a "manager of managers" structure for the Funds under Vivaldi as the investment adviser.

All Fund shareholders of record at the close of business on June 13, 2014 were entitled to vote.  As of the record date, the Hedged Equity Fund had 5,126,986 shares outstanding.  Of the 2,690,631 shares present in person or by proxy at the meeting on August 15, 2014: 2,181,119 shares or 81.1% voted in favor of Proposal 1 (representing 42.5% of total outstanding shares); 449,192 shares or 16.7% were voted against Proposal 1 (representing 8.8% of the total outstanding shares); and 60,320 shares or 2.24% abstained from voting on Proposal 1 (representing 1.18% of total outstanding shares).  Accordingly, Proposal 1 was approved for the Hedged Equity Fund.  Of the 2,690,631 shares present in person or by proxy at the meeting on August 15, 2014: 2,177,051 shares or 80.9% voted in favor of Proposal 2 (representing 42.5% of total outstanding shares); 183,583 shares or 6.8% were voted against Proposal 2 (representing 3.6% of the total outstanding shares); and 329,995 shares or 12.26% abstained from voting on Proposal 2 (representing 6.44% of total outstanding shares).  Accordingly, Proposal 2 was approved for the Hedged Equity Fund.

As of the record date, the Macro Fund had 1,406,757 shares outstanding.  Of the 765,491 shares present in person or by proxy at the meeting on August 15, 2014: 584,811 shares or 76.4% voted in favor of Proposal 1 (representing 41.6% of total outstanding shares); 164,794 shares or 21.5% were voted against Proposal 1 (representing 11.7% of the total outstanding shares); and 15,886 shares or 2.08% abstained from voting on Proposal 1 (representing 1.13% of total outstanding shares).  Accordingly, Proposal 1 was approved for the Macro Fund.  Of the 765,491 shares present in person or by proxy at the meeting on August 15, 2014: 582,450 shares or 76.1% voted in favor of Proposal 2 (representing 41.4% of total outstanding shares); 34,331 shares or 4.5% were voted against Proposal 2 (representing 2.4% of the total outstanding shares); and 148,709 shares or 19.43% abstained from voting on Proposal 2 (representing 10.57% of total outstanding shares).  Accordingly, Proposal 2 was approved for the Macro Fund.

Orinda has agreed not to resign as investment adviser, and Vivaldi will not accept the engagement as investment adviser, unless and until the Trust and Vivaldi obtain a Multi-Manager Exemptive Order from the U.S. Securities and Exchange Commission (the "SEC").  Upon receipt of the requested Multi-Manager Exemptive Order from the SEC, shareholders of the Funds will be notified and receive updated Fund documents.

Effective October 20, 2014, each Fund reduced its management fee to 1.75% of average daily net assets, the Hedged Equity Fund reduced its expense caps to 2.45% and 2.15% of average daily net assets of the Class A and Class I shares, respectively, and the Macro Fund reduced its expense caps to 2.55% and 2.25% of average daily net assets of the Class A and Class I shares, respectively. The expense caps for both Funds will remain in effect through at least October 20, 2015.